EXHIBIT 99.1

Due to EY non-compliance with audit partner rotation rules, Shell to update 2023 and 2024 Form 20-Fs; financial statements remain unchanged

Due to EY non-compliance with audit partner rotation rules, Shell to update 2023 and 2024 Form 20-Fs; financial statements remain unchanged

London, July 2, 2025 – Ernst & Young LLP ("EY") has advised Shell plc that, for the years ended December 31, 2023 and 2024, EY was not in compliance with the SEC auditor independence rules. As a result, Shell plc will today file an amendment to its filed Form 20-Fs for those years with new US audit opinions issued by EY. The financial statements for 2023 and 2024 remain unchanged. The EY audit opinions remain unqualified.

Additional notes

On July 1, 2025, EY, Shell plc’s independent registered public accounting firm, advised the Audit and Risk Committee of the Board that its US opinions on Shell plc’s previously issued audited consolidated financial statements and effectiveness of internal control over financial reporting (jointly the “previously issued financial statements”) for the years ended and as of December 31, 2023 and 2024 (the “applicable years”), respectively, should no longer be relied upon. After a review, EY concluded that it was not in compliance with the SEC’s auditor independence rules for the audits of the applicable years.

EY has determined that the partner who led the audit for the applicable years had exceeded the period allowed under SEC audit partner rotation rules and hence was not eligible to serve as lead engagement partner for those audits.

EY subsequently assigned a different partner to perform the role of lead audit partner with respect to the audits and concluded that no changes to the previously issued financial statements for the applicable years are necessary. EY has also concluded that the appropriate remediation has been completed, and it is capable of exercising objective and impartial judgment with respect to the US audit opinions included in the amended Form 20-Fs for the applicable years to be filed with the SEC.

The previously issued financial statements as prepared by Shell plc for the applicable years are unchanged. Shell plc will file amended Form 20-Fs for the applicable years later today.

Notes to editors

  SEC refers to the US Securities and Exchange Commission.
  To reflect the new issuance date of the Consolidated Financial Statements, consequential updates were included with respect to the going concern period and the Post balance sheet events note to the Consolidated Financial Statements. Save for these items, the previously issued financial statements and other notes have not changed. The EY audit opinions remain unqualified.
  EY also advised the Audit and Risk Committee of the Board that the time limitations under the UK Financial Reporting Council’s Revised Ethical Standard regarding rotation of partners had been exceeded. Follow-up is a matter between EY and the UK Financial Reporting Council.  No amended filings are required in the UK.
  Ernst & Young LLP is the UK member firm of the EY network.

Enquiries

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LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Additional regulated information required to be disclosed under the laws of the United Kingdom